Exhibit 99.1

Stantec

STN TSX NYSE

Second Quarter Report 2020

EXCELLENCE · INNOVATION · GROWTH · PEOPLE ·

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve–because they’re our communities too. We’re designers,

engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.	Aménagement d’une passerelle et d’un marais aux résidences SEVA / Development of a footbridge and a marsh at SEVA residences Candiac, Québec, Canada Ecosystem Restoration

Table of Contents	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Business Model and Strategy	M-1
	Business Update – COVID 19 – Pandemic	M-1
	Q2 2020 Financial Highlights	M-3
	Financial Targets	M-6
	Outlook	M-6
	Financial Performance	M-8
	Summary of Quarterly Results	M-14
	Statements of Financial Position	M-16
	Liquidity and Capital Resources	M-17
	Other	M-20
	Critical Accounting Estimates, Developments, and Measures	M-22
	Controls and Procedures	M-23
	Risk Factors	M-23
	Subsequent Events	M-23
	Caution Regarding Forward-Looking Statements	M-24

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated Statements of Financial Position	F-1
	Consolidated Statements of Income	F-2
	Consolidated Statements of Comprehensive Income	F-3
	Consolidated Statements of Shareholders’ Equity	F-4
	Consolidated Statements of Cash Flows	F-5
	Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

Management’s Discussion and Analysis

August 5, 2020

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and two quarters ended June 30, 2020, dated August 5, 2020, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and two quarters ended June 30, 2020, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2019 Annual Report filed on February 26, 2020.

Our unaudited interim consolidated financial statements and related notes for the quarter and two quarters ended June 30, 2020, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2019, except for the adoption of COVID-19-Related Rent Concessions – Amendment to IFRS 16 Leases (Amendments to IFRS 16). Other amendments disclosed in our December 31, 2019, audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended June 30, 2020. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Business Model and Strategy

Stantec is a global design and engineering firm with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, and infrastructure projects; and providing professional services in all phases of the project life cycle.

Our vision is to remain a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and diversify sustainably for the benefit of our clients, employees and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-2 and M-3 of Stantec’s 2019 Annual Report for further details on our business model and strategy.

Business Update – COVID – 19 Pandemic

Protecting our Employees, Clients, and Communities

As details of the novel coronavirus outbreak began to emerge in January 2020, we implemented our Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by governments and health officials. These protocols have been critical to safeguarding our employees and their families, our clients, and our communities, which remains our highest priority.

Management’s Discussion and Analysis June 30, 2020	M-1	Stantec Inc.

Business Continuity

We moved quickly to support the mobilization of our global workforce to work from home. This included establishing flexible work solutions to aid our employees who have been directly or indirectly impacted by COVID-19 and equipping our employees with the necessary tools to work from home and provide for business continuity. Historical investments in our information technology systems have resulted in a near-seamless transition to remote working while supporting continued collaboration and teamwork. At peak periods, as many as 19,000 of our 22,000 employees around the world are simultaneously accessing our systems through our remote access networks.

Operations

Productivity, as measured by employee utilization, has remained high, dipping slightly as employees first transitioned to working from home in early March, then returning to levels typical for this time of year. Much of our work is deemed “essential” by local governments and, as such, activity levels remain high. Where we are observing project slowdowns or cancellations, we are tailoring our workforce to align with client needs.

As we continue to engage with clients to offer our support and expertise during this disruptive time, we are proud to be doing our part. As recognized experts in the design of healthcare facilities, our Buildings business has been called upon by multiple clients to provide design and engineering services for the temporary conversion of spaces at facilities, including Chicago’s McCormick Place Convention Center and Calgary’s Peter Lougheed Centre, into alternate care facilities, isolation wards, and infection control units for COVID-19 patients. Across North America, Stantec management specialists in our Water business are using our proprietary software to advise utilities in optimizing 2021 capital spending scenarios and rate plans in response to COVID-19 impacts to water demands, sales tax, income tax, fees, and shared revenues.

Office Remobilization

Early in the second quarter, our Pandemic Committee began to develop guidelines for office remobilization. Recognizing that specific requirements are driven by local government and health authorities, responsibility for office reopening decisions was assigned to regional leaders who will ensure compliance with local safety protocols.

After months of comprehensive planning, phased office remobilization has begun. As of August 5, our offices in China, Taiwan, Italy, Australia (except Melbourne), and New Zealand have reopened. In addition, approximately 104 offices in Canada and the United States have either reopened or are in the early phases of reopening. Office reopening is expected to continue in the coming months. Each opening is the result of thoughtful planning, assessment, and coordination between regional leaders and health and safety partners. The health and wellbeing of employees remains our top priority. As such, employees who can successfully work from home or who have conditions that prevent them from going into the office will likely remain at home at this time, while others who have identified remote work challenges will be the first to re-enter.

Although office re-entry is a more complex exercise than the initial movement of employees to work from home, minimal disruptions to operational efficiency and effectiveness are expected through this process.

Expectations

As a result of the uncertainty caused by the pandemic, on May 6, 2020 we withdrew our 2020 guidance in its entirety, first provided in our 2019 Annual Report. Although the full extent of the impacts on our financial results is still not readily determinable, we have made our best efforts to review and update our outlook and risk factors that were previously provided in our 2019 Annual Report. See M-6 for the updates made to our outlook and M-23 for impacts on our risk factors. These updates have been made based on the best information we have at this time. We will continue to monitor the impacts to our results and will provide updates should the outlook change materially from our current expectations.

Management’s Discussion and Analysis June 30, 2020	M-2	Stantec Inc.

Q2 2020 Financial Highlights

	Quarter Ended Jun 30				Two Quarters Ended Jun 30
	2020		2019		2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue

Gross revenue	1,205.6	126.8%	1,224.1	128.4%	2,426.1	127.3%	2,375.6	127.9%
Net revenue	951.1	100.0%	953.6	100.0%	1,906.3	100.0%	1,857.7	100.0%
Direct payroll costs	461.4	48.5%	436.1	45.7%	909.9	47.7%	851.7	45.8%
Gross margin	489.7	51.5%	517.5	54.3%	996.4	52.3%	1,006.0	54.2%
Administrative and marketing expenses	344.0	36.2%	372.4	39.1%	711.3	37.3%	729.5	39.3%
Impairment of lease assets	2.0	0.2%	-	0.0%	11.7	0.6%	-	0.0%
Other	(1.2)	(0.1%)	(0.8)	(0.1%)	9.9	0.6%	(1.6)	(0.1%)
EBITDA from continuing operations (note)	144.9	15.2%	145.9	15.3%	263.5	13.8%	278.1	15.0%
Depreciation of property and equipment	14.9	1.6%	14.7	1.5%	29.4	1.5%	28.4	1.5%
Depreciation of lease assets	30.6	3.2%	28.5	3.0%	60.2	3.2%	55.9	3.0%
Amortization of intangible assets	13.6	1.4%	17.6	1.8%	27.8	1.5%	33.0	1.8%
Net interest expense	12.5	1.3%	17.7	1.9%	27.5	1.4%	34.9	1.9%
Income taxes	20.7	2.2%	18.1	1.9%	36.5	1.9%	31.7	1.7%
Net income from continuing operations	52.6	5.5%	49.3	5.2%	82.1	4.3%	94.2	5.1%
Net income from discontinued operations	-	0.0%	-	0.0%	10.2	0.5%	-	0.0%
Net income	52.6	5.5%	49.3	5.2%	92.3	4.8%	94.2	5.1%
Basic earnings per share (EPS) from continuing operations	0.47	n/m	0.44	n/m	0.74	n/m	0.84	n/m
Diluted EPS from continuing operations	0.47	n/m	0.44	n/m	0.74	n/m	0.84	n/m
Adjusted EBITDA from continuing operations (note)	142.5	15.0%	145.4	15.2%	282.2	14.8%	272.5	14.7%
Adjusted net income from continuing operations (note)	57.7	6.1%	56.1	5.9%	112.0	5.9%	106.4	5.7%
Adjusted diluted EPS from continuing operations (note)	0.52	n/m	0.50	n/m	1.00	n/m	0.95	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m	0.310	n/m	0.290	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2019 Annual Report and this MD&A).

n/m = not meaningful

Q2 20 compared to Q2 19

Our Q2 20 results are consistent with the revised outlook provided with our Q1 20 MD&A. Despite the expected nominal net revenue retraction and margin challenges related to the COVID-19 pandemic, our adjusted diluted earnings per share remained resilient at $0.52.

•

Net revenue decreased 0.3%, or $2.5 million, mainly due to organic retraction of 2.1% partially offset by the strong US dollar. We achieved organic growth in our Energy & Resources and Water businesses and in our US operations. Project slowdowns and deferrals as a result of the COVID-19 pandemic contributed to organic retractions in our other businesses and geographies.

•

Gross margin decreased 5.4%, or $27.8 million, and decreased as a percentage of net revenue to 51.5% from 54.3% in the prior period primarily due to the impact of pandemic-related disruptions in our operations and in that of our clients’ operations as well as project mix.

•

Administrative and marketing costs were 36.2% of net revenue compared with 39.1% in the prior period primarily as a result of improved operational efficiencies driven by our 2019 reshaping initiative, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending.

•	Adjusted EBITDA from continuing operations decreased 2.0%, or $2.9 million, to $142.5 million, representing 15.0% of net revenue compared to $145.4 million or 15.2% of net revenue in the prior period.

•

Net income increased 6.7%, or $3.3 million, to $52.6 million, and diluted EPS increased by 6.8%, or $0.03, to $0.47 as a slight reduction in EBITDA was more than offset by reduced net interest expense and amortization of intangible assets.

Management’s Discussion and Analysis June 30, 2020	M-3	Stantec Inc.

•	Adjusted net income increased 2.9%, or $1.6 million, to $57.7 million, representing 6.1% of net revenue, and adjusted diluted EPS increased 4.0%, or $0.02, to $0.52.

•	Contract backlog is $4.7 billion at June 30, a 10.7% increase from December 31, 2019. This represents approximately 12 months of work.

•	Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2020 is 1.0x, at the low end of our guideline of 1.0x to 2.0x.

•

Operating cash flows from continuing operations improved by 55.0% with inflows of $251.5 million compared to $162.3 million in the prior period; this improvement was mainly due to increased cash receipts from clients and lower payments paid to suppliers, partly offset by higher payments made to employees. Q2 20 cash flows also benefited from various pandemic tax deferral programs which included the deferral of approximately $35.1 million in income tax and other tax payments due at various dates before the end of the first quarter of 2021.

•	Days sales outstanding (DSO) was 82 days, a decrease of 4 days since March 31, 2020, and remains below our pre-pandemic target of 90 days.

•	On August 5, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on October 15, 2020, to shareholders of record on September 30, 2020.

Year-to-date Q2 20 compared to year-to-date Q2 19

•

Net revenue increased 2.6%, or $48.6 million, mainly due to organic growth of 1.0%, acquisition growth of 0.7%, and positive foreign exchange fluctuations of 0.9%. We achieved organic growth in our Energy & Resources, Environmental Services, and Water businesses as well as our US operations. Our other businesses and regions experienced nominal retractions during the period.

•

Gross margin decreased 1.0%, or $9.6 million, and decreased as a percentage of net revenue to 52.3% from 54.2% in the prior period primarily due to the impact of pandemic-related disruptions in our operations and in that of our clients’ operations as well as project mix.

•

Administrative and marketing costs were 37.3% of net revenue compared with 39.3% in the prior period primarily as a result of improved operational efficiencies, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending.

•	Adjusted EBITDA from continuing operations increased 3.6%, or $9.7 million to $282.2 million, representing 14.8% of net revenue compared to $272.5 million or 14.7% of net revenue in the prior period.

•

Net income from continuing operations decreased 12.8%, or $12.1 million, to $82.1 million, and diluted EPS decreased by 11.9%, or $0.10, to $0.74 primarily due to the recording of non-cash lease asset impairments arising from our strategic initiative to optimize occupancy costs in Q1 20 and unrealized fair value losses on investments held for self-insured liabilities.

•	Adjusted net income increased 5.3%, or $5.6 million, to $112.0 million, representing 5.9% of net revenue, and Adjusted diluted EPS increased 5.3%, or $0.05, to $1.00.

•

Operating cash flows from continuing operations improved by 179.3% with inflows of $206.1 million compared to $73.8 million in the prior period; this improvement was mainly due to increased cash receipts from clients and reduced payments paid to suppliers, partly offset by higher payments made to employees due to acquisition growth and the payment of annual employee short-term incentive awards. Operating cash flows also benefited from various pandemic tax deferral programs which included the deferral of approximately $35.1 million in income tax and other tax payments due on various dates before the end of the first quarter of 2021.

Management’s Discussion and Analysis June 30, 2020	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Jun 30		Two Quarters Ended Jun 30
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	52.6	49.3	82.1	94.2
Add back:
Income taxes	20.7	18.1	36.5	31.7
Net interest expense	12.5	17.7	27.5	34.9
Depreciation and amortization	59.1	60.8	117.4	117.3
EBITDA from continuing operations	144.9	145.9	263.5	278.1

Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	(4.4)	(0.5)	7.0	(5.6)
Impairment of lease assets	2.0	-	11.7	-
Adjusted EBITDA from continuing operations	142.5	145.4	282.2	272.5

	Quarter Ended Jun 30		Two Quarters Ended Jun 30
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	52.6	49.3	82.1	94.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.9	8.1	14.0	15.1
Unrealized loss (gain) on investments held on equity securities (note 2)	(3.2)	(0.3)	5.0	(4.0)
Impairment of lease assets (note 3)	1.4	-	8.3	-
Reorganization tax expense (note 4)	-	-	2.6	-
Transition tax expense	-	(1.0)	-	1.1
Adjusted net income from continuing operations	57.7	56.1	112.0	106.4

Weighted average number of shares outstanding - basic	111,346,512	111,676,731	111,355,426	111,740,256
Weighted average number of shares outstanding - diluted	111,851,675	111,684,858	111,804,674	111,740,256

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.52	0.50	1.01	0.95
Adjusted earnings per share - diluted	0.52	0.50	1.00	0.95

See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2020, this amount is net of tax of $2.9 (2019 - $3.1). For the two quarters ended June 30, 2020, this amount is net of tax of $5.7 (2019 - $5.8).

note 2: For the quarter ended June 30, 2020, this amount is net of tax of ($1.2) (2019 - ($0.2)). For the two quarters ended June 30, 2020, this amount is net of tax of $2.0 (2019 - ($1.6)).

note 3: For the quarter ended June 30, 2020, this amount is net of tax of $0.6 (2019 - nil). For the two quarters ended June 30, 2020, this amount is net of tax of $3.4 (2019 - nil).

note 4: Refer to Income Taxes section for further details.

Management’s Discussion and Analysis June 30, 2020	M-5	Stantec Inc.

Financial Targets

As a result of the uncertainty caused by the pandemic, on May 6, 2020, we withdrew our 2020 guidance in its entirety, first provided in our 2019 Annual Report. Although the full extent of the impacts on our financial results is still not readily determinable, we have made our best efforts to review and update our outlook and risk factors that were previously provided in our 2019 Annual Report. These updates have been made based on the best information we have at this time. We will continue to monitor the impacts to our results and will provide updates should the outlook change materially from our current expectations.

Outlook

Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, allows us to be well positioned to withstand the continuing challenges caused by the pandemic.

Our current outlook, as set out below, is based on the assumption of a continued gradual global recovery from the pandemic but may not be valid should our key geographies experience a severe “second wave” of the pandemic.

Net Revenue

In our 2019 Annual Report, we expected organic net revenue growth in 2020 to be in the low-to mid-single digits. This was predicated on our expectation of low to moderate growth in the Canadian, US and Global economies in 2020. As a result of the COVID-19 pandemic, this expectation is no longer valid.

Q1 20 revenues were largely unaffected by the pandemic. Organic net revenue in Q2 20 experienced an overall nominal retraction compared to Q1 20 and as compared to Q1 19, which was consistent with the Q2 outlook provided in our Q1 20 MD&A. As we enter the second half of the year, we are increasingly experiencing slowdowns in current projects and new awards, particularly in the private sector. Further, client requests for pricing concessions in certain sectors and specific geographies, coupled with competitive pressures brought on by the pandemic, will put pressure on revenues for the remainder of the year. Accordingly, we expect nominal net revenue retraction to continue in the third and fourth quarters as compared to the same periods last year, with full-year 2020 net revenue expected to be comparable to 2019.

In the US we anticipate a nominal revenue reduction in Q3 20 relative to Q2 20 across all businesses except Water, with a slightly more pronounced decline in Q4 20 as the effect of project slowdowns are combined with the typical downturn in activity with the onset of colder weather and seasonal holidays. Combined with strong results for the first half of the year, we expect 2020 US net revenues to be comparable to 2019 in native currency, with the benefit of foreign exchange providing some uplift.

In Canada, we expect Q3 20 revenues to be stable relative to Q2 20, with Q4 20 revenues expected to experience the typical seasonal downturn in activity and seasonal holidays. Given the comparatively weaker pre-pandemic economic outlook for Canada, we expect 2020 revenue retraction to be more pronounced in this geography than in our other geographies in comparison to 2019.

Net revenues in our Global business are projected to improve modestly from Q2 20 to Q3 20 and stabilize at that level in Q4 20. We expect the strength of our Water business in the UK and Australia and our Transportation sector in New Zealand to offset the impact of project slowdowns caused by disruption in the private sector for our other businesses, resulting in 2020 revenues being comparable to 2019.

Management’s Discussion and Analysis June 30, 2020	M-6	Stantec Inc.

Project Execution and Cost Management

Pandemic related disruptions in our operations and in that of our clients, along with the impact of our overall project mix, has resulted in some gross margin compression. In conjunction with increased pricing pressures, gross margin pressure is expected to continue through the balance of the year. We remain committed to strong project execution and will continue to strive toward generating solid gross margins.

To bolster our ability to withstand the impacts of the pandemic, our board and senior leaders have taken voluntary reductions in compensation; implemented a number of staffing strategies (such as participating in government-granted wage subsidy programs, primarily in the UK, and implementing furlough programs to manage costs while retaining talent), and significantly reduced discretionary spending. The agility with which we responded has maintained adjusted EBITDA and adjusted net income margins at healthy levels, while also preserving the quality and integrity of the workforce to ensure we are positioned to quickly rebound as the economic recovery begins. Based on current expectations, we anticipate delivering 2020 adjusted net income and adjusted diluted EPS in line with 2019.

Where we typically generate 60% of our adjusted earnings in the second and third quarters of the calendar year and 40% in the first and fourth quarters, we now expect this to shift to 55% / 45%, respectively.

Liquidity

Our balance sheet remains strong. At June 30, 2020, net debt to adjusted EBITDA was 1.0x, which is at the low end of our targeted leverage range of 1.0x to 2.0x, and we remain in full compliance with all financial covenants. Our internal modelling indicates that we will likely remain toward the low end of our 1.0x to 2.0x leverage range throughout 2020. We have ample liquidity with more than $330 million in undrawn capacity on our revolving credit facility at June 30, 2020, and have access to an additional $600 million in funds if required. Further, we have no near-term debt maturities that require refinancing.

We remain focused on invoicing and collection activities. Thus far, we have not seen any meaningful increase in DSO due to the pandemic. Given our strong mix of public sector clients and the high quality of our private sector clients, we do not believe credit risk has increased meaningfully as a result of the pandemic.

Capital Allocation

We remain committed to our strategy of deploying capital to generate the best risk-adjusted return for shareholders. All non-essential capital expenditures have been put on hold. Travel restrictions have delayed our acquisition activity as on-site due diligence is an essential component of the acquisition process. As well, valuations of acquisition targets’ backlogs and customer lists must be re-examined in light of current economic conditions. Our commitment to returning capital to shareholders through the payment of a dividend remains unaltered. And, while we were active in repurchasing shares in the first quarter of 2020, we have slowed this activity and remain watchful to make opportunistic repurchases should we see a severe dislocation in the value of our shares.

Management’s Discussion and Analysis June 30, 2020	M-7	Stantec Inc.

Summary

We remain confident in the resilience of our business model and the expertise and commitment of our employees to deliver on our strategy to deliver long-term, sustainable value to our stakeholders. Against the backdrop of continued uncertainty brought on by the pandemic, our outlook for 2020 includes:

•	2020 net revenues that are comparable to 2019;

•	Adjusted net income and adjusted diluted EPS comparable to 2019;

•	55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4; and

•	Net debt to adjusted EBITDA at the low end of our internal range of 1.0x to 2.0x.

Financial Performance

The following sections outline specific factors that affected the results of our operations in the second quarter of 2020 and Q2 20 year to date.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $17.4 million positive impact on our net revenue results in Q2 20 compared to Q2 19 and a $17.8 million positive impact year to date in 2020 compared to the same period in 2019, as further described below:

•

The Canadian dollar averaged US$0.75 in Q2 19 and US$0.72 Q2 20—a 4.0% decrease. The Canadian dollar averaged US$0.75 year to date in 2019 and US$0.73 year to date in 2020—a 2.7% decrease. The weakening Canadian dollar compared to the US dollar had a positive effect on gross and net revenues.

•	The Canadian dollar averaged GBP$0.58 in both Q2 19 and Q2 20 as well as year to date in 2019 and 2020—remaining consistent with limited impact on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis June 30, 2020	M-8	Stantec Inc.

	Gross Revenue		Net Revenue
	Quarter Ended Jun 30		Quarter Ended Jun 30		Q2 20 Organic
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Growth (Retraction) %

Canada	292.9	313.5	261.1	280.1	(6.8%)
United States	713.3	687.9	532.1	502.1	2.3%
Global	199.4	222.7	157.9	171.4	(7.4%)

Total	1,205.6	1,224.1	951.1	953.6	(2.1%)

	Gross Revenue		Net Revenue
	Two Quarters Ended Jun 30		Two Quarters Ended Jun 30		Q2 YTD 20
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Growth (Retraction) %

Canada	603.8	621.4	536.9	551.0	(2.6%)
United States	1,402.9	1,324.2	1,041.1	979.5	4.0%
Global	419.4	430.0	328.3	327.2	(2.0%)

Total	2,426.1	2,375.6	1,906.3	1,857.7	1.0%

	Gross Revenue			Net Revenue
	Quarter Ended June 30		Quarter Ended June 30		Q2 20 Organic
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Growth (Retraction) %

Buildings	258.7	269.4	202.0	217.1	(8.7%)
Energy & Resources	152.5	157.6	135.2	131.5	2.0%
Environmental Services	184.1	189.9	141.1	143.4	(3.7%)
Infrastructure	353.5	356.1	271.7	270.6	(1.7%)
Water	256.8	251.1	201.1	191.0	3.4%

Total	1,205.6	1,224.1	951.1	953.6	(2.1%)

	Gross Revenue			Net Revenue
	Two Quarters Ended June 30		Two Quarters Ended June 30		Q2 YTD 20
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Growth (Retraction) %

Buildings	531.8	530.4	420.9	421.0	(4.0%)
Energy & Resources	329.4	310.1	279.9	263.2	6.2%
Environmental Services	364.5	359.6	277.8	271.7	1.0%
Infrastructure	695.6	682.5	532.9	527.3	(0.2%)
Water	504.8	493.0	394.8	374.5	4.5%

Total	2,426.1	2,375.6	1,906.3	1,857.7	1.0%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Management’s Discussion and Analysis June 30, 2020	M-9	Stantec Inc.

Net revenue for Q2 and year-to-date was generally consistent with the same periods last year. For the quarter, organic retraction of 2.1% was partially offset by positive foreign exchange fluctuations of 1.8%. Net revenue year to date was driven by organic growth of 1.0%, acquisition growth of 0.7%, and positive foreign exchange fluctuations of 0.9%.

Year to date, the gross to net revenue ratio was 1.27, falling within our pre-pandemic targeted range of 1.25 to 1.30.

Canada

In Canada, net revenue retracted by 6.8% in the quarter and 2.6% year-to-date.

Slowed economic growth amplified by the COVID-19 pandemic resulted in quarterly and year-to-date net revenue retraction, particularly in our Buildings business and Community Development sector. Our Environmental Services business was impacted by project slowdowns, while pandemic-related shutdowns contributed to lower activity in Mining. Partially offsetting these retractions were organic growth in our Oil & Gas and Transportation sectors, driven respectively by the TransMountain Expansion Pipeline project and several large light-rail transit projects in Edmonton, Montreal, and the greater Toronto area.

United States

Project opportunities contributed to solid growth in our US operations, where the impact of pandemic-related slowdowns was less pronounced than in other geographies. Net revenue increased 6.0% and 6.3% for the quarter and year to date, reflecting organic revenue growth and positive impacts from the strengthening of the US dollar compared to the Canadian dollar.

We achieved organic net revenue growth of 2.3% and 4.0% for the quarter and year-to-date, respectively. Our Water business and our Mining and Power & Dams sectors achieved strong growth with the commencement of several large projects and the continuation of numerous existing programs. New federal projects in our Environmental Services business spurred growth in the quarter despite pandemic-related slowdowns in seasonal work. Slowdowns also led to retraction in Buildings, particularly in the commercial, airports, and hospitality sectors where significant projects were put on hold as clients reduced activity due to the economic lockdowns. Localized challenges on certain Community Development projects also contributed to retractions in our year-to-date results, and actions have been put in place to address these issues.

Global

Global net revenue retracted 7.9% in the quarter and was consistent year-to-date with reduced work volumes affected by the pandemic, partly offset by increased project opportunities in local markets.

Project slowdowns from COVID-19 containment efforts resulted in organic net revenue retraction in the quarter and year-to-date. This was most pronounced in our UK and Australia Buildings and European Environmental Services businesses. Our mining business in Latin America continued to be adversely impacted by the pandemic-related mine closures in Peru. As well, large project wind-downs in Power & Dams further contributed to revenue retraction. Partly offsetting these retractions were the ramp up of projects in New Zealand, which drove growth in our Transportation sector, and continued strong performance in our UK Infrastructure business due to an improved local market. Our UK Water business activities were steady in the quarter, with the winddown of AMP 6 offsetting the ramp up in AMP 7, and we saw a higher volume of work in our Australia Water business with several large municipal panel contracts gaining traction in Q2.

Management’s Discussion and Analysis June 30, 2020	M-10	Stantec Inc.

Backlog

(In millions of Canadian dollars)	Jun 30, 2020	Dec 31, 2019

Canada	1,163.2	1,014.8
United States	2,781.1	2,612.6
Global	769.0	630.0
Total	4,713.3	4,257.4

Our contract backlog—$4.7 billion at June 30, 2020—represents approximately 12 months of work and remains consistent with our $4.7 billion backlog as at March 31, 2020.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Major Project Awards

Major project awards during the second quarter in Canada included being awarded technical advisory services for the Hurontario light rail transit project, which will connect the cities of Mississauga and Brampton, Ontario. Our Buildings team secured early works for a new patient care center at Toronto’s SickKids hospital. We also won several significant projects in our Energy & Resources business spanning the Power, Mining, and Oil & Gas sectors. Our work providing project management services on the TransMountain Expansion Project continued in the second quarter under a memorandum of understanding. Subsequent to the quarter, we signed a contract to continue providing these services.

In the United States, we were selected to provide architecture and engineering services of the new Manor Miramar residential project, which includes 398 residential units and 28,000 square feet (2,600 square meters) of retail space. The US Army Corps of Engineers (USACE) awarded us two major contracts in the second quarter. In the northeast, we were awarded a $40 million five-year contract to provide architecture, engineering, and related services for military projects in the Baltimore area and the USACE’s larger North Atlantic Division. In New Orleans, USACE awarded us a $20 million five-year contract to complete water resource and floodplain projects.

In our Global operations, major project awards include partnering with an enterprise software developer to deliver engineering services for the corporation’s Sydney, Australia headquarters. In Amman, Jordan, we are providing technical, environmental, and social due diligence for an urban streetlighting system upgrade. In the governorate of Fayoum, Egypt, we are leading a consortium selected to provide improved access to sanitation services.

Gross Margin

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2019 Annual Report (incorporated here by reference).

	Quarter Ended Jun 30				Two Quarters Ended Jun 30
	2020		2019		2020		2019
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue

Canada	126.7	48.5%	143.3	51.2%	266.2	49.6%	282.3	51.2%
United States	281.4	52.9%	277.3	55.2%	553.5	53.2%	539.6	55.1%
Global	81.6	51.7%	96.9	56.5%	176.7	53.8%	184.1	56.3%
Total	489.7	51.5%	517.5	54.3%	996.4	52.3%	1,006.0	54.2%

Management’s Discussion and Analysis June 30, 2020	M-11	Stantec Inc.

Gross margin decreased $27.8 million in the quarter and $9.6 million year to date. As a percentage of net revenue, gross margin decreased 2.8% in the quarter and 1.9% year to date, primarily reflecting impacts arising from the pandemic and project mix. The pandemic has created a degree of disruption in our operations and in that of our clients, causing some inefficiencies in project execution. Gross margin has also been unfavourably affected due to staffing strategies implemented to maintain employee engagement. In terms of project mix, a substantial portion of the organic growth achieved year to date has been in the Oil & Gas sector, specifically related to very large midstream projects where the volume of work has been higher than anticipated. Although these projects garner a lower gross margin as a percentage of net revenue, utilization rates in this sector are amongst the highest in all our businesses. This, combined with the minimal marketing spend required to support the work, drives EBITDA margins in line with our other businesses and contributes significantly to cash flows. Our current project mix also includes several multi-billion-dollar transportation projects. Gross margins on these projects also tend to be lower than average. However, like the midstream projects, these large transportation projects deliver substantial revenues and cash flows over multiple years, providing a desirable degree of stability. Beyond the effects of project mix, we are seeing a general tightening of gross margins more broadly across the engineering and design business, exacerbated by pricing pressures brought on by the COVID-19 pandemic.

In Canada, gross margin decreased $16.6 million or 2.7% as a percentage of net revenue in the quarter. Year-to-date gross margin decreased $16.1 million or 1.6% as a percentage of net revenue. A shift in our project mix, driven largely by the increased volume of lower-margin work related to the oil and gas sector, contributed to a margin decrease in our Energy & Resources and Environmental Services businesses.

Gross margin in the United States increased $4.1 million in the quarter and $13.9 million year to date. Gross margin as a percentage of net revenue decreased 2.3% in the quarter and 1.9% year to date. The decrease as a percentage of net revenue was impacted by a shift in our project mix, primarily driven by the major projects in our Transportation and Power & Dams business lines.

Gross margin in our Global operations decreased $15.3 million in the quarter and $7.4 million year to date. Gross margin as a percentage of net revenue decreased 4.8% in the quarter and 2.5% year to date. Margins were impacted by project mix and some ongoing pricing pressures for our services in the UK and Europe. Additionally, localized challenges on certain projects reduced gross margins in our Middle East Water business.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue were 36.2% in Q2 20 and 37.3% year to date 2020 compared to 39.1% in Q2 19 and 39.3% year to date 2019, respectively. The improvements in administrative and marketing expenses were mainly due to our 2019 reshaping initiatives as well as cost containment efforts implemented in response to COVID-19. To manage our costs while still retaining our talent, we implemented various staff strategies, including furloughing employees working on projects with COVID-related slowdowns in certain jurisdictions. Additional cost savings were realized from our continued focus on reducing discretionary spending and stemming from travel restrictions. We also received $2.3 million in government-granted wage subsidies, primarily related to the UK under the Coronavirus Job Retention Scheme to support job retention efforts, which were recorded as reductions to administrative and marketing expenses.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years.

Management’s Discussion and Analysis June 30, 2020	M-12	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q2 20 and Q2 19 and year to date for 2020 and 2019:

	Quarter Ended Jun 30		Two Quarters Ended Jun 30
(In millions of Canadian dollars)	2020	2019	2020	2019

Client relationships	8.1	8.0	16.0	15.5
Backlog	1.7	3.0	3.7	5.0
Other	-	0.2	-	0.4
Total amortization of acquired intangible assets	9.8	11.2	19.7	20.9
Software	3.8	6.4	8.1	12.1
Total amortization of intangible assets	13.6	17.6	27.8	33.0

Intangible asset amortization decreased $4.0 million in Q2 20 and $5.2 million year to date compared to the same periods in 2019. The decrease was mainly due to the decline of software amortization because subscription costs are now charged to administrative and marketing expenses.

Impairment of Lease Assets

As a strategic cost initiative, in 2020 we have accelerated reviews of our leased office spaces across our real estate portfolio to reshape and optimize our occupancy cost structures over the next three years. As a result of this initiative, we recorded a non-cash net impairment charge of $2.0 million in Q2 20 and $11.7 million year to date, for lease assets related to the change in use of certain floors in the head office lease and the consolidation of offices in Australia. Prior to the adoption of IFRS 16, these adjustments were described as lease exit liability charges.

Net Interest Expense

Net interest expense decreased $5.2 million in Q2 20 and $7.4 million year to date in 2020 compared to the same periods in 2019. These decreases were driven by lower drawings on our revolving credit facility and lower interest rates. The amendment of our credit facilities in 2019 reduced interest rate spreads on certain components of our facilities and the lowering of interest rates by the Bank of Canada in response to COVID-19 also contributed to the decrease in interest rates.

Other Income (Expenses)

Improvements in the equity security markets resulted in an unrealized gain of $4.4 million in Q2 20 compared to $0.5 million in Q2 19, on our equity securities in our investments held for self-insured liabilities. Our year-to-date results included an unrealized loss of $7.0 million, compared to an unrealized gain of $5.6 million in 2019. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes

Our effective income tax rate was 28.2% in Q2 20 and 30.8% year-to-date, compared to a normalized 28.6% in 2019. Our year-to-date income tax expenses included a $2.6 million tax expense associated with reorganization efforts to integrate Peter Brett Associates into our UK group and a $2.3 million in withholding tax associated with certain intercompany distributions, partly offset by a tax recovery of $2.6 million primarily related to the remeasurement of deferred tax assets and liabilities and other discrete items.

Without these impacts, our normalized effective tax rate would have been 29.1% in Q2 20 and 28.8% year-to-date.

Management’s Discussion and Analysis June 30, 2020	M-13	Stantec Inc.

Discussion of Discontinued Operations

In 2018, we completed the sale of our Construction Services operations and the results of our Construction Services operations are reported as discontinued operations in our consolidated financial statements as prescribed by IFRS 5.

In the fourth quarter of 2019, we entered into settlement agreements to release Stantec of its obligations from the ongoing waste-to-energy project. The terms and conditions to the settlement agreements were satisfied in the first quarter of 2020 and resulted in lower settlement costs than our initial expectations and higher distributions from the wind down of the joint venture. As such, we recognized a recovery on a provision for expected project losses and accrued liabilities and distributions from our joint venture of $10.8 million.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

Results for periods prior to Q1 19 have not been restated for the adoption of IFRS 16.

	2020			2019			2018
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,205.6	1,220.5	1,210.2	1,241.5	1,224.1	1,151.5	1,083.9	1,086.6

Net revenue	951.1	955.2	901.0	952.6	953.6	904.1	835.6	847.5

Net income from continuing operations	52.6	29.5	42.4	57.8	49.3	44.9	21.2	55.9

Net income (loss) from discontinued operations, net of tax	-	10.2	-	-	-	-	(32.2)	(73.9)
Net income (loss)	52.6	39.7	42.4	57.8	49.3	44.9	(11.0)	(18.0)

Basic and diluted earnings (loss) per share

Continuing operations	0.47	0.27	0.38	0.52	0.44	0.40	0.19	0.49

Discontinued operations	-	0.09	-	-	-	-	(0.29)	(0.65)
Total basic and diluted earnings (loss) per share	0.47	0.36	0.38	0.52	0.44	0.40	(0.10)	(0.16)

Diluted earnings (loss) per share

Continuing operations	0.47	0.26	0.38	0.52	0.44	0.40	0.19	0.49

Discontinued operations	-	0.09	-	-	-	-	(0.29)	(0.65)
Total diluted earnings (loss) per share	0.47	0.35	0.38	0.52	0.44	0.40	(0.10)	(0.16)

Continuing operations

Adjusted net income (note)	57.7	54.3	52.3	66.3	56.1	50.3	45.5	51.2

Adjusted diluted EPS (note)	0.52	0.49	0.47	0.59	0.50	0.45	0.40	0.45

Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2019 Annual Report and this MD&A.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis June 30, 2020	M-14	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

(In millions of Canadian dollars)	Q2 20 vs. Q2 19	Q1 20 vs. Q1 19	Q4 19 vs. Q4 18	Q3 19 vs. Q3 18

Increase in net revenue due to

Organic growth	(19.9)	38.4	44.6	63.1

Acquisition growth	-	12.3	23.8	40.3

Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.4	0.4	(3.0)	1.7

Total net increase (decrease) in net revenue	(2.5)	51.1	65.4	105.1

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. Typically, in the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net decrease in net revenue from Q2 20 compared to Q2 19 primarily reflects the impact of the pandemic. (See additional information on the operating results for each of the three quarters of 2019 in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2020	M-15	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2019:

(In millions of Canadian dollars)	Jun 30, 2020	Dec 31, 2019

Total current assets	1,659.6	1,580.1

Property and equipment	281.9	286.5

Lease assets	532.2	558.5

Goodwill	1,709.0	1,651.8

Intangible assets	197.8	219.6

Net employee defined benefit asset	34.8	26.0

Investments in joint ventures and associates	8.9	8.8

Deferred tax assets	31.9	31.9

Other assets	209.4	198.3

Total assets	4,665.5	4,561.5

Current portion of long-term debt	38.4	46.9

Current portion of provisions	19.3	23.9

Current portion of lease liabilities	107.0	99.9

All other current liabilities	811.6	835.6

Total current liabilities	976.3	1,006.3

Lease liabilities	567.9	589.0

Income taxes payable	12.2	11.6

Long-term debt	786.4	814.0

Provisions	111.6	89.1

Net employee defined benefit liability	76.4	85.2

Deferred tax liability	80.2	73.2

Other liabilities	24.8	16.0

Equity	2,028.5	1,875.5

Non-controlling interests	1.2	1.6

Total liabilities and equity	4,665.5	4,561.5

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to weakening Canadian dollar—from US$0.77 at December 31, 2019, to US$0.73 at June 30, 2020. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense and disposals, partly offset by office equipment and leasehold improvements additions. Lease assets decreased as a result of depreciation and a non-cash impairment charge of $11.7 million related to the head office lease and office consolidation in Perth, Australia, partly offset with new lease additions and intangible assets decreased from amortization expense. Other assets increased primarily as a result of increases in investments held for self-insured liabilities and holdbacks on long-term contracts.

Total current and long-term portions of long-term debt decreased $36.1 million due primarily to a decrease of $24.0 million in notes payable for repayments made on previous acquisitions and a decrease of $10.4 million in software financing obligations. Total current and long-term portions of lease liabilities decreased $14.0 million due to increases in lease payments made partly offset by additions and interest accretion.

Management’s Discussion and Analysis June 30, 2020	M-16	Stantec Inc.

Other long-term liabilities increased primarily from fair value movements on our long-term debt interest rate swap, and provisions increased as a result of changes in the discount rate used on our self-insured liabilities and higher claim charges, partly offset by recoveries recognized from the finalization of settlement agreements on the waste-to-energy projects completed in Q1 20. Net employee defined benefit liability decreased $8.8 million, and net employee defined benefit asset increased $8.8 million for a combined net decrease of $17.6 million. The decrease was primarily due to contributions of $12.5 million made and a remeasurement adjustment through other comprehensive income of $5.8 million on our defined benefit obligations and planned assets in Q1 20.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long-and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval and under the same terms and conditions), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

At this time, we have not experienced significant impacts on the timing of our cash receipts as a result of the COVID-19 pandemic. We expect our internally generated cash flows, supplemented by borrowings if necessary, will be sufficient to cover normal operating and capital expenditures. We believe that the design of our business model reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital

The following table summarizes working capital information at June 30, 2020, compared to December 31, 2019:

(In millions of Canadian dollars, except ratios)	Jun 30, 2020	Dec 31, 2019

Current assets	1,659.6	1,580.1
Current liabilities	(976.3)	(1,006.3)
Working capital (note)	683.3	573.8
Current ratio (note)	1.70	1.57

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2019 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar.

Current assets increased primarily because cash and cash deposits had an increase of $42.8 million (explained in the Cash Flows section of this MD&A) and trade and other receivables, unbilled receivables, and contract assets had a collective net increase of $20.0 million.

•

Our DSO, defined in the Definitions section of our 2019 Annual Report, was 82 days, a 3 day increase since December 31, 2019. Our DSO at December 31, 2019, benefited from the receipt of certain milestone-based payments.

•

The aging of trade receivables increased slightly in the over-90-day aging category by 1.6% as a percentage of total trade receivable, or $6.6 million. Collection efforts have remained consistent despite the impacts of COVID-19.

Management’s Discussion and Analysis June 30, 2020	M-17	Stantec Inc.

Current liabilities decreased primarily because of a decrease of $19.5 million in bank indebtedness and a decrease in deferred revenue of $19.2 million due to the timing of billings and project mix. These decreases were partly offset by an increase in trade and other payables of $13.4 million, mainly attributable to the timing of payments to employees. Certain jurisdictions also permitted corporations to defer payments of corporate and other taxes to provide COVID-19 relief. As a result, $23.8 million of corporate tax payments and $11.3 million of other tax payments were deferred and are due at various dates before the end of the first quarter of 2021.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Jun 30
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2020	2019	Change	2020	2019	Change	2020	2019	Change
Cash flows from (used in) operating activities	251.5	162.3	89.2	(0.9)	(2.0)	1.1	250.6	160.3	90.3

Cash flows used in investing activities	(11.2)	(18.6)	7.4	-	-	-	(11.2)	(18.6)	7.4

Cash flows used in financing activities	(100.4)	(83.0)	(17.4)	-	-	-	(100.4)	(83.0)	(17.4)

	Two Quarters Ended Jun 30
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2020	2019	Change	2020	2019	Change	2020	2019	Change
Cash flows from (used in) operating activities	206.1	73.8	132.3	1.5	(3.6)	5.1	207.6	70.2	137.4

Cash flows used in investing activities	(31.8)	(116.8)	85.0	-	-	-	(31.8)	(116.8)	85.0

Cash flows used in financing activities	(124.6)	(20.8)	(103.8)	-	-	-	(124.6)	(20.8)	(103.8)

Cash Flows Used in Operating Activities

Operating cash flows are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

Operating cash flows from continuing operations were $206.1 million, a $132.3 million year-to-date improvement compared to 2019. The increase in cash inflow was driven by an increase in cash receipts from clients and a decrease in cash paid to suppliers. The deferral of $35.1 million in income tax and other tax payments, as a result of various pandemic relief programs, also contributed to increased cash inflows. These cash inflows were partly offset by an increase in cash paid to employees due to acquisition growth and the payment of annual employee short-term incentive awards.

Cash Flows Used in Investing Activities

Cash flows used in investing activities were $31.8 million, a $85.0 million year-to-date decrease compared to 2019. This was due primarily to the acquisition of Wood & Grieve Engineers in the first quarter of 2019 for net cash consideration of $77.1 million. As well, purchases of property and equipment and software decreased $23.3 million in 2020 compared to 2019 largely because non-essential capital spending has been paused due to the pandemic. The decreases in cash flows used were partly offset by an increase in cash used for the purchase of investments held for self-insured liabilities.

Management’s Discussion and Analysis June 30, 2020	M-18	Stantec Inc.

Cash Flows Used in Financing Activities

Cash flows used in financing activities were $124.6 million, a $103.8 million year-to-date increase compared to 2019. Consistent collection and cash management efforts resulted in a year over year net reduction of $96.7 million on drawings to our revolving credit facility. As well, increases to cashflows used included higher share repurchases of $21.5 million and lease obligation payments of $12.2 million. These were partly offset by an increase in proceeds of $37.8 million from stock options exercised.

Capital Management

Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. At June 30, 2020, our net debt to adjusted EBITDA ratio was 1.0x, falling within our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Jun 30, 2020	Dec 31, 2019

Current and non-current portion of long-term debt	824.8	860.9

Less: cash and cash equivalents	(266.3)	(223.5)

Bank indebtedness	-	19.5
Net debt	558.5	656.9

Shareholders equity	2,028.5	1,875.5

Total Capital Managed	2,587.0	2,532.4

Trailing twelve months adjusted EBITDA from continuing operations	584.1	574.4

Net debt to adjusted EBITDA ratio	1.0	1.1

See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used.

We have syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million. We are required to comply with certain covenants as part of our credit facility. The key financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (as defined by our Credit Facilities Agreement and in the Definition section of our 2019 Annual Report).

At June 30, 2020, $339.7 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2020.

Shareholders’ Equity

Shareholders’ equity increased $153.0 million from December 31, 2019. The increase in shareholders’ equity was mainly due to year-to-date comprehensive income of $80.3 million related to the exchange difference on translation of our foreign subsidiaries, net income of $92.3 million earned in the first two quarters of 2020, $42.4 million for share options exercised for cash and share-based compensation expense, and a remeasurement gain of $5.8 million on our net employee defined benefit liability. These increases were partly offset by $31.4 million in shares repurchased under our normal course issuer bid (NCIB) and $34.5 million in dividends declared.

Management’s Discussion and Analysis June 30, 2020	M-19	Stantec Inc.

Our NCIB on the TSX was renewed on November 8, 2019, enabling us to repurchase up to 5,559,313 of our common shares during the period November 14, 2019, to November 13, 2020. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 846,171 common shares for an aggregated price of $31.4 million during the first two quarters of 2020, compared to the repurchase of 382,512 common shares for an aggregated price of $11.9 million during the first two quarters of 2019.

Other

Outstanding Share Data

At June 30, 2020, 111,691,138 common shares and 2,653,908 share options were outstanding. From July 1, 2020, to August 5, 2020, 78,709 share options were exercised, and 5,369 share options were forfeited. At August 5, 2020, 111,769,847 common shares and 2,569,830 share options were outstanding.

Contractual Obligations

The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2019 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2020.

Off-Balance Sheet Arrangements

Effective January 1, 2020, we entered into an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at June 30, 2020, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $14.3 million and $70.5 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before July 2021, except for $13.7 million that have open-ended terms. At June 30, 2020, $279.4 million in bonds were issued under our surety facilities, expiring at various dates before June 2025. These arrangements were issued in the normal course of operations. Refer to Note 22 in our 2019 audited consolidated financial statements, incorporated by reference, for a discussion of our outstanding contingencies and guarantees. The nature and extent of our off-balance sheet arrangements did not change materially from those described in our 2019 Annual Report.

Financial Instruments and Market Risk

At June 30, 2020, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2019 Annual Report (incorporated here by reference). We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

At this time, there remains a significant degree of uncertainty regarding the impact that the outbreak of COVID-19 will have on credit and price risk. Management does not anticipate a significant increase in credit risk exposure but will continue to monitor the situation as it evolves.

Management’s Discussion and Analysis June 30, 2020	M-20	Stantec Inc.

Credit risk

Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. In light of the COVID-19 pandemic, we may negotiate some payment extensions with both our vendors and clients. At this time, we have not made significant extensions to our clients and we do not expect the extensions will result in increased credit risk because of our strong and diverse client base.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

Foreign exchange risk

We are subject to foreign exchange risk because a significant portion of our revenue and expenses is in foreign currencies, primarily US dollars and GBP. Therefore, we are exposed to fluctuations in exchange rates to the extent that a strengthening Canadian dollar environment will result in a negative impact and a weakening Canadian dollar environment will result in positive impact on our income from operations.

Foreign exchange fluctuations may also arise on the translation of the balance sheet where the functional currency of our foreign subsidiaries is different from the Canadian dollar. Exchange effects are not hedged and are recorded in other comprehensive income (loss). We recorded exchange gains on translation of foreign operations of $80.3 million year-to-date through other comprehensive income (loss), of which $57.2 million related to goodwill and $5.7 million related to intangible assets.

Foreign exchange gains or losses arise from the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities and long-term debt) held in our Canadian operations and foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering in forward foreign currency contracts.

Related-Party Transactions

Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2020, and notes 15, 22, and 34 of our audited consolidated financial statements for the year ended December 31, 2019 (included in our 2019 Annual Report and incorporated here by reference). At June 30, 2020, the nature and extent of these transactions were not materially different from those disclosed in the 2019 Annual Report.

Management’s Discussion and Analysis June 30, 2020	M-21	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

In response to the change in use of lease assets and the impact of the COVID-19 pandemic, adjustments to our estimates and assumptions were made to our lease assets, provision for self-insured liabilities, and our defined benefit obligations and plan assets were remeasured. We will continue to monitor for changes to our critical accounting estimates, as described in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2019, audited consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio, interest coverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the two quarters ended June 30, 2020, there has been no significant change in our description of non-IFRS measures from that included in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference).

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-5 of this MD&A.

Recent Accounting Pronouncements

Certain amendments disclosed in note 6 of our 2019 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2020, but did not have an impact on the consolidated financial statements or accounting policies in Q2 20.

In May 2020, the International Accounting Standards Board issued Covid-19-Related Rent Concessions (Amendments to IFRS 16). The amendments provide temporary relief to lessees in determining whether COVID-19 related rent concessions are lease modifications. The amendments are effective for annual periods beginning on or after June 1, 2020, with earlier application permitted. We early adopted these amendments in the second quarter of 2020. As a result of the amendments, we accounted for all COVID-19 related rent concessions for payments originally due on or before June 30, 2021, as if they were not lease modifications. The amendments did not have a material impact on the financial position or performance of the business.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2020, and note 6 of our 2019 audited consolidated financial statements (incorporated here by reference).

Management’s Discussion and Analysis June 30, 2020	M-22	Stantec Inc.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the two quarters ended June 30, 2020, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference), except for the following:

The COVID-19 pandemic may negatively impact our ability to execute our strategy, operate our business or maintain our financial performance.

Throughout Q2 20, many countries we operate in were in COVID-19-related lockdown and non-essential businesses have been directed to close under a public health emergency. As a result, our offices have been closed, staff are working remotely, some projects have been deferred, and construction may be banned or restricted in certain jurisdictions. The impacts of this crisis to the global economy and our business continue to evolve. Stantec continues to adapt to sustain our business during these uncertain times.

In the initial weeks following the declaration of COVID-19 as a global pandemic by the World Health Organization, our Pandemic Response Committee focused on implementing travel and work restrictions and adjusted field work activities to keep our employees safe. We successfully transitioned most of our employees to work remotely in order to continue to support our clients. In many of the countries we operate in, governments have announced several economic measures to help businesses and workers cope with the impacts of the COVID-19 pandemic. We are participating in government-granted wage subsidy programs and various tax payment deferral programs, and continue to pursue available measures at the federal, provincial, state, and municipal levels to help ease the burden and associated costs of the COVID-19 pandemic. Given the fluid nature of these programs, we are continuously monitoring developments and intend to avail ourselves of all tools that are available to improve our financial position and the well-being of our people.

While we are not immune to the impacts of the pandemic, our industry has been less affected than others. The majority of the work we do has been deemed “essential” and is continuing. Diversification is central to our business model, and as such, our revenues are not highly concentrated within any geography, business, or client base. We are prudently managing our costs and safeguarding the strength of our balance sheet to support the resiliency of our business.

Subsequent Event

Dividends

On August 5, 2020, we declared a dividend of $0.155 per share, payable on October 15, 2020, to shareholders of record on September 30, 2020.

Management’s Discussion and Analysis June 30, 2020	M-23	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2020 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	Our aim to achieve our goals as set out in the Business Model and Strategy section of the 2019 Annual Report;

•	Our expectations in the Critical Accounting Estimates section;

•

Our expectations, based on our diversified business across geographies and sectors and client mix, balance sheet strength, and the commitment of our talented workforce, that we have ability to withstand the challenges caused by the COVID-19 pandemic;

•	Our expectations in the Outlook section regarding net revenue, namely:

○	Nominal net revenue retraction continuing in the third and fourth quarters as compared to the same periods in 2019 and net revenues being comparable to 2019;

○	Nominal revenue reduction in the US for Q3 20 relative to Q2 20 across all businesses except Water, with a slightly more pronounced decline in Q4 20;

○	2020 US net revenues being comparable to 2019 in native currency, with the benefit of foreign exchange providing some uplift;

○	Canada Q3 20 revenues being stable relative to Q2 20, and Q4 20 revenues experiencing the typical seasonal downturn in activity and seasonal holidays;

○	2020 revenue retraction being more pronounced in Canada than in our other geographies in comparison to 2019;

○	Revenue projections in our Global business improving modestly from Q2 20 to Q3 20 and stabilizing at that level in Q4 20;

○

The strength of our Water business in the UK and Australia and our Transportation sector in New Zealand offsetting the impact of project slowdowns caused by disruption in the private sector for our other businesses, resulting in 2020 revenues being comparable to 2019;

•	Our expectation that our 2020 net revenues, adjusted net income, and adjusted diluted EPS will be comparable to 2019;

•	Our expectation that compression of our gross margin will continue through 2020 due to disruptions in our operations and in that of our clients’ operations;

Management’s Discussion and Analysis June 30, 2020	M-24	Stantec Inc.

•	Our expectation that we will generate 55% of our adjusted earnings in the second and third quarters of the calendar year and 45% in the first and fourth quarters;

•	Our expectation that we will remain toward the low end of our internal leverage range of 1.0x-2.0x through 2020;

•

Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section, based in part on the design of our business model;

•	Our ability to limit credit risk and our expectations that the COVID-19 pandemic will not adversely affect such ability; and

•	Our expectations of minimal disruption to our operational efficiency and effectiveness and a slight decrease of cost management utilization related to office re-entry.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2020, other than the risk factor related to COVID-19 described above, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2020 and their effect on our business. In our 2019 Annual Report, we included assumptions supporting our annual targets and outlook for 2020. As a result of the uncertainty caused by the COVID-19 pandemic, on May 6, 2020, we withdrew our 2020 guidance (previously provided on M-10 in our 2019 Annual Report), in its entirety, and our assumptions (previously provided on M-42 in our 2019 Annual Report) supporting our 2020 guidance. Our revised outlook contained in this report are based on, among other things, the assumption that our key geographies do not experience a severe “second wave” of the pandemic during the remainder of 2020. The material factors and assumptions used to support our revised outlook included in M-6 are set forth below:

•	Management assumed an average value for the Canadian dollar of US$0.74, £0.59 GBP in the second half of 2020.

•	In Canada, the overnight interest rate target is currently at 0.25%. Management assumed that the average interest rates will remain consistent for the remainder of 2020.

•	Our effective income tax rate, without discrete transactions, is approximately 29% and was considered based on the tax rates in place as of June 30, 2020, for the countries we operate in.

•

The Canadian unemployment rate—12.3% in June 2020—is expected to improve through the end of 2020 due to easing of COVID related restrictions. In the United States, the unemployment rate—13.3% for June 2020, is expected to improve through the end of 2020 due to easing of COVID related restrictions.

Management’s Discussion and Analysis June 30, 2020	M-25	Stantec Inc.

•

In the United States, the expected seasonally adjusted annual rate of total housing starts for 2020 is 1.1M, down 17% from 2019. In Canada, the Canadian Mortgage and Housing Corporation suggests that the number of total housing starts will decline 50-75% in the second half of 2020 from pre-COVID levels.

•	The Architecture Billings Index (ABI) from the American Institute of Architects was 40. We anticipate demand in the commercial sector to remain low throughout the remainder of 2020.

•	Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. We expect this volatility to remain as long as the COVID crisis continues.

•	Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 5, 2020, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2020, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2020	M-26	Stantec Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	Notes	June 30 2020 $	December 31 2019 $

ASSETS
Current
Cash and deposits	5	266.3	223.5
Trade and other receivables	6	777.1	817.7
Unbilled receivables		428.2	374.2
Contract assets		74.1	67.5
Income taxes recoverable		44.3	36.2
Prepaid expenses		47.5	42.9
Other assets	8	22.1	18.1
Total current assets		1,659.6	1,580.1
Non-current
Property and equipment		281.9	286.5
Lease assets	7	532.2	558.5
Goodwill	15	1,709.0	1,651.8
Intangible assets	15	197.8	219.6
Investments in joint ventures and associates		8.9	8.8
Net employee defined benefit asset	11	34.8	26.0
Deferred tax assets		31.9	31.9
Other assets	8	209.4	198.3

Total assets		4,665.5	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness		-	19.5
Trade and other payables		589.8	576.4
Lease liabilities	7	107.0	99.9
Deferred revenue		180.0	199.2
Income taxes payable		29.3	28.4
Long-term debt	9	38.4	46.9
Provisions	10	19.3	23.9
Other liabilities	12	12.5	12.1
Total current liabilities		976.3	1,006.3
Non-current
Lease liabilities	7	567.9	589.0
Income taxes payable		12.2	11.6
Long-term debt	9	786.4	814.0
Provisions	10	111.6	89.1
Net employee defined benefit liability	11	76.4	85.2
Deferred tax liabilities		80.2	73.2
Other liabilities	12	24.8	16.0

Total liabilities		2,635.8	2,684.4

Shareholders’ equity
Share capital	13	922.5	879.8
Contributed surplus		16.6	23.9
Retained earnings		951.1	917.7
Accumulated other comprehensive income		138.3	54.1

Total shareholders’ equity		2,028.5	1,875.5

Non-controlling interests		1.2	1.6

Total liabilities and equity		4,665.5	4,561.5

See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In millions of Canadian dollars, except per share amounts)	Notes	2020 $	2019 $	2020 $	2019 $

Continuing operations
Gross revenue		1,205.6	1,224.1	2,426.1	2,375.6
Less subconsultant and other direct expenses		254.5	270.5	519.8	517.9

Net revenue		951.1	953.6	1,906.3	1,857.7
Direct payroll costs	16	461.4	436.1	909.9	851.7

Gross margin		489.7	517.5	996.4	1,006.0
Administrative and marketing expenses	7,13,16	344.0	372.4	711.3	729.5
Depreciation of property and equipment		14.9	14.7	29.4	28.4
Impairment of lease assets	7	2.0	-	11.7	-
Depreciation of lease assets	7	30.6	28.5	60.2	55.9
Amortization of intangible assets		13.6	17.6	27.8	33.0
Net interest expense	7,9	12.5	17.7	27.5	34.9
Other net finance expense		0.8	1.3	2.4	2.6
Share of income from joint ventures and associates		(0.6)	(0.4)	(0.2)	(0.4)
Foreign exchange loss (gain)		0.8	(0.2)	(0.5)	2.7
Other (income) expense	17	(2.2)	(1.5)	8.2	(6.5)

Income before income taxes and discontinued operations		73.3	67.4	118.6	125.9

Income taxes
Current		21.6	18.8	30.2	14.6
Deferred		(0.9)	(0.7)	6.3	17.1

Total income taxes		20.7	18.1	36.5	31.7

Net income for the period from continuing operations		52.6	49.3	82.1	94.2

Discontinued operations
Net income from discontinued operations, net of tax	4	-	-	10.2	-

Net income for the period		52.6	49.3	92.3	94.2

Weighted average number of shares outstanding - basic		111,346,512	111,676,731	111,355,426	111,740,256

Weighted average number of shares outstanding - diluted		111,851,675	111,684,858	111,804,674	111,740,256

Shares outstanding, end of the period		111,691,138	111,700,217	111,691,138	111,700,217

Earnings per share, basic and diluted

Continuing operations, basic		0.47	0.44	0.74	0.84
Discontinued operations, basic		-	-	0.09	-

Total basic earnings per share		0.47	0.44	0.83	0.84

Continuing operations, diluted		0.47	0.44	0.74	0.84
Discontinued operations, diluted		-	-	0.09	-

Total diluted earnings per share		0.47	0.44	0.83	0.84

See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In millions of Canadian dollars)	Notes	2020 $	2019 $	2020 $	2019 $

Net income for the period		52.6	49.3	92.3	94.2

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	15	(29.3)	(42.9)	80.3	(76.2)
Net unrealized gain on FVOCI financial assets	8	2.0	0.3	3.1	1.0
Unrealized loss on interest rate swap	15	(0.3)	(2.2)	(5.0)	(2.7)
		(27.6)	(44.8)	78.4	(77.9)
Items not to be reclassified to net income:
Remeasurement gain on net employee defined benefit liability	11	-	-	5.8	-

Other comprehensive (loss) income for the period, net of tax		(27.6)	(44.8)	84.2	(77.9)

Total comprehensive income for the period, net of tax		25.0	4.5	176.5	16.3

See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 13)	Share Capital (note 13)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $8.7				(34.0)		(34.0)

Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	817.2	163.1	1,872.9

Net income				94.2		94.2
Other comprehensive loss					(77.9)	(77.9)
Total comprehensive income (loss)				94.2	(77.9)	16.3
Share options exercised for cash	222,624	4.0				4.0
Share-based compensation expense			2.3			2.3
Shares repurchased under Normal Course Issuer Bid	(382,512)	(3.0)	(0.1)	(8.8)		(11.9)
Reclassification of fair value of share options previously expensed		1.1	(1.1)			-
Dividends declared				(32.4)		(32.4)

Balance, June 30, 2019	111,700,217	869.9	25.9	870.2	85.2	1,851.2

Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5

Net income				92.3		92.3
Other comprehensive income					84.2	84.2
Total comprehensive income				92.3	84.2	176.5
Share options exercised for cash	1,324,334	41.8				41.8
Share-based compensation expense			0.6			0.6
Shares repurchased under Normal Course Issuer Bid	(846,171)	(6.8)	(0.2)	(24.4)		(31.4)
Reclassification of fair value of share options previously expensed		7.7	(7.7)			-
Dividends declared				(34.5)		(34.5)

Balance, June 30, 2020	111,691,138	922.5	16.6	951.1	138.3	2,028.5

See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In millions of Canadian dollars)	Notes	2020 $	2019 $	2020 $	2019 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash receipts from clients		1,245.4	1,213.0	2,423.1	2,323.7
Cash paid to suppliers		(296.7)	(366.3)	(787.6)	(881.3)
Cash paid to employees	16	(668.0)	(653.1)	(1,376.3)	(1,312.7)
Interest received		1.5	0.9	2.0	1.8
Interest paid	7,9	(13.3)	(18.4)	(28.3)	(36.3)
Finance costs paid		(0.8)	(1.3)	(1.7)	(2.6)
Income taxes paid		(16.6)	(12.5)	(25.1)	(18.8)

Cash flows from operating activities from continuing operations		251.5	162.3	206.1	73.8
Cash flows (used in) from operating activities from discontinued operations		(0.9)	(2.0)	1.5	(3.6)

Net cash flows from operating activities		250.6	160.3	207.6	70.2

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Business acquisitions, net of cash acquired		-	-	-	(77.1)
Purchase of investments held for self-insured liabilities	8	(2.9)	-	(14.6)	-
Purchase of intangible assets		(1.2)	(0.4)	(1.7)	(1.8)
Purchase of property and equipment		(7.3)	(18.2)	(15.8)	(39.0)
Other		0.2	-	0.3	1.1

Net cash flows used in investing activities		(11.2)	(18.6)	(31.8)	(116.8)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

(Repayment of) proceeds from revolving credit facility	9,19	(62.0)	(30.6)	(2.0)	94.7
Repayment of notes payable and other long-term debt		(7.8)	(13.0)	(24.3)	(22.8)
Net payment of lease obligations	7	(31.8)	(27.0)	(64.8)	(52.6)
Proceeds from lease inducements	7	2.5	2.8	2.7	7.6
Payment of software financing obligations		(3.1)	-	(11.3)	(8.2)
Repurchase of shares for cancellation	13	(0.1)	-	(33.4)	(11.9)
Proceeds from share options exercised		19.1	1.0	41.8	4.0
Payment of dividends to shareholders	13	(17.2)	(16.2)	(33.3)	(31.6)

Net cash flows used in financing activities	19	(100.4)	(83.0)	(124.6)	(20.8)

Foreign exchange (loss) gain on cash held in foreign currency		(5.5)	(5.8)	11.1	(11.1)

Net increase (decrease) in cash and cash equivalents		133.5	52.9	62.3	(78.5)

Cash and cash equivalents, beginning of the period		132.8	53.8	204.0	185.2

Cash and cash equivalents, end of the period	5	266.3	106.7	266.3	106.7

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

4	Discontinued Operations	F-8

5	Cash and Cash Equivalents	F-9

6	Trade and Other Receivables	F-9

7	Lease Assets and Lease Liabilities	F-9

8	Other Assets	F-10

9	Long-Term Debt	F-11

10	Provisions	F-12

11	Employee Defined Benefit Obligations	F-12

12	Other Liabilities	F-12

13	Share Capital	F-13

14	Fair Value Measurements	F-14

15	Financial Instruments	F-15

16	Employee Costs from Continuing Operations	F-16

17	Other (Income) Expense	F-17

18	Income Taxes	F-17

19	Cash Flow Information	F-17

20	Related-Party Disclosures	F-18

21	Segmented Information	F-18

22	Event after the Reporting Period	F-21

23	Comparative Figures	F-21

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the two quarters ended June 30, 2020, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on August 5, 2020. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the two quarters ended June 30, 2020, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2019, annual consolidated financial statements.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2019, except as described in notes 3 and 16.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2019, annual consolidated financial statements, except for the change in use of lease assets, which included estimating discount rates and cash receipts from subleases to determine the net lease impairment loss as described in note 7, as noted below.

In March of 2020, the World Health Organization (WHO) characterized COVID-19 as a pandemic. In the second quarter of 2020, countries such as the United States and Canada have begun to implement staged plans to reopen their economies. The COVID-19 pandemic, in the first two quarters of 2020 had, and will continue to have, adverse financial impacts on the global economy, including but not limited to, negative impacts on demand for goods and services, disruptions to supply-chains, and volatility in interest rates and market prices of equities and certain commodities. There is significant uncertainty regarding the length of time it will take for these financial impacts to reverse. As the magnitude of the COVID-19 pandemic is continuously evolving, it is impracticable to determine the effect that the COVID-19 pandemic will have on management’s judgments, estimates, and assumptions.

These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-7	Stantec Inc.

3. Recent Accounting Pronouncements and Changes to Accounting Policies

Certain amendments disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements had an effective date of January 1, 2020, but did not have an impact on the Company’s consolidated financial statements or accounting policies during the two quarters ended June 30, 2020. This included Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, and IFRS 7) which provided temporary relief during the period of uncertainty for companies that have hedging relationships that are directly affected by the reform. The Company’s cash flow hedge is not affected by the reform because the hedged cash flows are based on an interbank offered rate that will continue to be published after the reform.

a) Recent adoptions

In May 2020, the IASB issued COVID-19-Related Rent Concessions (Amendments to IFRS 16). The amendments provide temporary relief to lessees in determining whether COVID-19 related rent concessions are lease modifications. The amendments are effective for annual periods beginning on or after June 1, 2020, with earlier application permitted. The Company early adopted these amendments in the second quarter of 2020. As a result of the amendments, the Company accounts for all COVID-19 related rent concessions for payments originally due on or before June 30, 2021, as if they were not lease modifications. The amendments did not have a material impact on the financial position or performance of the Company.

b) Future adoptions

The standards, amendments, and interpretations issued before 2020 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements. In addition, the following amendment was issued during 2020:

●

In May 2020, the IASB issued Onerous Contracts-Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify which costs to include in assessing whether a contract is onerous. The amendments are effective January 1, 2022, with earlier application permitted.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4. Discontinued Operations

In 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5.

In the fourth quarter of 2019, the Company entered into settlement agreements to release its obligations from the ongoing waste-to-energy project. The terms and conditions of these agreements were satisfied in the first quarter of 2020 and resulted in the recovery of provisions for expected project losses and accrued liabilities in the amount of $10.8.

The results of discontinued operations are summarized as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2020	2019	2020	2019
	$	$	$	$
Revenue	-	-	3.7	-
Expenses	-	-	(3.7)	0.8
Project loss recovery	-	-	10.8	-

Profit from operating activities, before income taxes	-	-	10.8	0.8
Income taxes	-	-	(0.6)	(0.8)

Net income from discontinued operations	-	-	10.2	-

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-8	Stantec Inc.

5. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	June 30	June 30
	2020	2019
	$	$

Cash	260.0	102.4
Unrestricted investments	6.3	4.3

Cash and deposits	266.3	106.7
Cash and cash equivalents	266.3	106.7

6. Trade and Other Receivables

	June 30	December 31
	2020	2019
	$	$

Trade receivables, net of expected credit losses of $3.0 (2019 – $2.2)	748.3	787.3
Holdbacks, current	18.3	20.6
Other	10.5	9.8

Trade and other receivables	777.1	817.7

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$

June 30, 2020	751.3	423.3	149.9	62.5	41.5	74.1

December 31, 2019	789.5	395.9	221.1	63.5	27.8	81.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 15.

7. Lease Assets and Lease Liabilities

				Lease
	Lease assets			Liabilities

	Building	Other	Total
	$	$	$	$

Balance, beginning of the period	554.4	4.1	558.5	(688.9)
Additions	32.1	0.8	32.9	(31.8)
Depreciation	(58.8)	(1.4)	(60.2)	-
Modifications	(0.2)	0.1	(0.1)	-
Impairment	(11.7)	-	(11.7)	-
Accretion of interest	-	-	-	(15.1)
Payments, net of receipts	-	-	-	77.2
Foreign exchange	12.7	0.1	12.8	(16.3)

	528.5	3.7	532.2	(674.9)

Less current portion	-	-	-	107.0

Long-term portion	528.5	3.7	532.2	(567.9)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-9	Stantec Inc.

During the first two quarters of 2020, a change in use related to certain real estate lease assets resulted in a net impairment loss of $11.7. The recoverable amount determined for those lease assets is based on the value in use method and a weighted average discount rate of 4.65% and involved estimates of sublease commencement dates, market rates, terms, and cash receipts. The impaired lease assets are within the Canada and Global reportable segments (note 21).

During the second quarter of 2020, as a result of the COVID-19 pandemic, the Company was granted $1.2 of total temporary deferrals for lease payments originally due before the end of 2020 which are due to be settled within one year. These were not accounted for as lease modifications as permitted by the amendments to IFRS 16 (note 3), and did not result in the extinguishment of any portion of the lease liabilities.

8. Other Assets

	Note	June 30 2020 $	December 31 2019 $

Financial assets

Investments held for self-insured liabilities	14	163.7	153.0
Holdbacks on long-term contracts		41.0	33.9
Other		11.8	12.6
Non-financial assets		15.0	16.9
		231.5	216.4
Less current portion - financial		15.3	11.6
Less current portion - non-financial		6.8	6.5

Long-term portion		209.4	198.3

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss) and equity securities that are classified at FVPL with gains (losses) recorded in net income. During the first two quarters of 2020, the Company recorded an unrealized loss on equity securities of $7.0 (June 30, 2019 – unrealized gain of $5.6) (note 17) and an unrealized gain on bonds of $3.1 (June 30, 2019 – unrealized gain $1.0).

Their fair value and amortized cost are as follows:

	June 30 2020 $		December 31
			2019
			$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	114.5	111.6	102.8	103.4
Equity securities	49.2	52.0	50.2	46.1

Total	163.7	163.6	153.0	149.5

The bonds bear interest at rates ranging from 1.13% to 5.00% per annum (December 31, 2019 – 0.75% to 5.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	June 30	December 31
	2020	2019
	$	$

Within one year	13.2	9.5
After one year but not more than five years	86.7	79.9
More than five years	14.6	13.4

Total	114.5	102.8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-10	Stantec Inc.

9. Long-Term Debt

	June 30	December 31
	2020	2019
	$	$

Revolving credit facility	446.0	448.0
Term loan	308.8	308.5
Notes payable	64.7	88.7
Software financing obligations	5.3	15.7

	824.8	860.9
Less current portion	38.4	46.9

Long-term portion	786.4	814.0

Interest on the Company’s long-term debt during the second quarter of 2020 was $5.8 (June 30, 2019 – $10.3) and for the first two quarters of 2020, was $14.0 (June 30, 2019 – $20.2).

Revolving credit facilities and term loan

The Company has syndicated credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The average interest rate for the credit facilities at June 30, 2020, was 2.32% (December 31, 2019 – 3.77%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2020, the Company had issued outstanding letters of credit that expire at various dates before May 2021, are payable in various currencies, and total $14.3 (December 31, 2019 – $49.9). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2020, $339.7 (December 31, 2019 – $282.6) was available in the revolving credit facility for future activities.

The Company is subject to restrictive covenants related to its credit facilities which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019. The Company was in compliance with these covenants as at and throughout the two quarters ended June 30, 2020.

Effective January 1, 2020, the Company entered into an additional separate letter of credit facility outside of its revolving credit facilities that provides letters of credit up to $100.0. At June 30, 2020, $70.5 (December 31, 2019 – $33.3) in aggregate letters of credit outside of the Company’s revolving credit facility were issued and outstanding. These were issued in various currencies. Of these letters of credit, $56.8 (December 31, 2019 – $18.7) expire at various dates before July 2021 and $13.7 (December 31, 2019 – $14.6) have open-ended terms.

Surety facilities

The Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At June 30, 2020, the Company had issued $279.4 (December 31, 2019 – $392.1) in bonds under these surety facilities. These bonds expire at various dates before June 2025. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds (note 4).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-11	Stantec Inc.

10. Provisions

	Self-			Expected

	insured		Onerous	project	Lease

	liabilities	Claims	contracts	losses	restoration	Total
	$	$	$	$	$	$

Balance, beginning of the period	80.1	15.4	0.4	4.8	12.3	113.0
Current period provisions	26.9	2.9	-	0.1	1.4	31.3
Paid or otherwise settled	(8.0)	(4.5)	(0.2)	(3.3)	(0.6)	(16.6)
Impact of foreign exchange	3.0	0.1	-	-	0.1	3.2
	102.0	13.9	0.2	1.6	13.2	130.9
Less current portion	5.2	10.2	0.1	1.6	2.2	19.3

Long-term portion	96.8	3.7	0.1	-	11.0	111.6

11. Employee Defined Benefit Obligations

The calculation of defined benefit obligations (DBOs) is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements, or in the event that fluctuations in the market significantly impact the assumptions used in the most recent actuarial valuation.

The COVID-19 pandemic affected the markets significantly and impacted certain assumptions used in the measurement of the DBOs and the fair value of plan assets. As such, the Company remeasured the DBOs and the fair value of plan assets in the first quarter of 2020. The remeasurement resulted in an increase in the discount rate from 1.89% to 2.20%. The increase to the discount rate in the first quarter of 2020 resulted in a decrease in the DBOs, partly offset by a decrease in the fair value of plan assets for a remeasurement gain of $7.2 ($5.8 net of deferred income tax expense), recorded through other comprehensive income. In the second quarter of 2020 there were no further significant changes to the assumptions and no adjustments made.

12. Other Liabilities

	Note	June 30 2020 $	December 31 2019 $

Cash-settled share-based compensation	13	19.3	23.0
Interest rate swap	15	8.1	1.5
Other		9.9	3.6

		37.3	28.1
Less current portion		12.5	12.1

Long-term portion		24.8	16.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-12	Stantec Inc.

13. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 8, 2019, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,559,313 common shares during the period November 14, 2019, to November 13, 2020. In addition, the Company has an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at June 30, 2020 and December 31, 2019, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During the first two quarters of 2020, 846,171 common shares (June 30, 2019 – 382,512) were repurchased for cancellation pursuant to the NCIB at a cost of $31.4 (June 30, 2019 – $11.9). Of this amount, $6.8 and $0.2 (June 30, 2019 – $3.0 and $0.1) reduced share capital and contributed surplus, respectively, and $24.4 (June 30, 2019 – $8.8) was charged to retained earnings.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2020.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 6, 2019	December 30, 2019	January 15, 2020	0.1450	16.1
February 26, 2020	March 31, 2020	April 15, 2020	0.1550	17.2
May 6, 2020	June 30, 2020	July 15, 2020	0.1550	-

At June 30, 2020, trade and other payables included $17.3 (December 31, 2019 – $16.1) related to the dividends declared on May 6, 2020.

Share-based payment transactions

The Company has a long-term incentive program that uses share options, RSUs, and PSUs. The Company also has a DSU plan for the board of directors.

During the second quarter of 2020, the Company recognized a share-based compensation expense of $7.7 (June 30, 2019 – $4.0) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, nil (June 30, 2019 – $0.8) related to the amortization of the fair value of options granted and $7.7 (June 30, 2019 – $3.2) related to the cash-settled share-based compensation (restricted share units, deferred share units, and performance share units (RSUs, DSUs, and PSUs)).

During the first two quarters of 2020, the Company recognized a share-based compensation expense of $9.9 (June 30, 2019 – $8.3) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $0.6 (June 30, 2019 – $2.3) related to the amortization of the fair value of options granted and $9.3 (June 30, 2019 – $6.0) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs).

During the second quarter of 2020, the Company granted 138,148 RSUs (June 30, 2019 – 164,719) at a fair value of $5.8 (June 30, 2019 – $5.3), and 308,136 PSUs (June 30, 2019 – 371,396) at a fair value of $16.4 (June 30, 2019 – $11.6), under the same terms, conditions, and vesting requirements as the units issued in 2019. Also, during the second quarter of 2020, 149,848 DSUs were paid (June 30, 2019 – 75,315) at a value of $6.1 (June 30, 2019 – $2.4).

At June 30, 2020, the obligations accrued for RSUs were $2.5 (December 31, 2019 – $1.1), the obligations accrued for PSUs were $10.4 (December 31, 2019 – $11.1) and the outstanding and vested DSUs had a fair value of $5.9 (December 31, 2019 – $10.2) included in other liabilities (note 12).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-13	Stantec Inc.

14. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

In the first two quarters of 2020, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at June 30, 2020:

	Notes	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $

Assets
Investments held for self-insured liabilities	8	163.7	-	163.7	-

Liabilities
Interest rate swap	12,15	8.1	-	8.1	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at June 30, 2020:

	Note	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $

Notes payable	9	64.7	-	65.7	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-14	Stantec Inc.

15. Financial Instruments

a) Derivative financial instruments

The Company has an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. During the first two quarters of 2020, the change in fair value of the interest rate swap, estimated using market rates at June 30, 2020, is an unrealized loss of $6.6 ($5.0 net of tax) (June 30, 2019 – unrealized loss of $3.8 ($2.7 net of tax)). The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

b) Nature and extent of risks

The COVID-19 pandemic, as described in note 2, has generally increased the nature and extent of risks arising from financial instruments that the Company is exposed to. Management expects that the COVID-19 pandemic will most significantly impact credit risk, liquidity risk, and price risk. The extent to which these risks will be impacted is being closely monitored and is expected to change as the situation continues to develop. Management will continue to evaluate the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk

Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at June 30, 2020, was $1,762.2 (December 31, 2019 – $1,682.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy.

The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At June 30, 2020, the days of revenue in trade receivables was 58 days (December 31, 2019 – 61 days). Bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, long - and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at June 30, 2020, was $339.7 (December 31, 2019 – $282.6). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-15	Stantec Inc.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). During the first two quarters of 2020, the Company recorded exchange gains on translation of foreign operations of $80.3 through other comprehensive income (loss), of which $57.2 related to goodwill and $5.7 related to intangible assets. The Company does not hedge for this foreign exchange risk.

16. Employee Costs from Continuing Operations

	For the quarter ended June 30		For the two quarters ended June 30

	2020 $	2019 $	2020 $	2019 $
Wages, salaries, and benefits	691.4	667.9	1,370.9	1,308.7
Pension costs	18.3	18.7	39.9	38.6
Share-based compensation	7.7	4.0	9.9	8.3

Total employee costs	717.4	690.6	1,420.7	1,355.6

Direct labor	461.4	436.1	909.9	851.7
Indirect labor	256.0	254.5	510.8	503.9

Total employee costs	717.4	690.6	1,420.7	1,355.6

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first two quarters of 2020 is $38.9 (June 30, 2019 – $37.5) related to defined contribution plans.

The Company recognizes government grants when there is reasonable assurance that the conditions of the grant will be met and the funds will be received. Grants related to costs, such as subsidies, are deducted from the related costs for which the grants are intended to compensate.

As a result of the outbreak of the COVID-19 pandemic, government grants received for wage subsidies were $2.3 and were primarily related to the UK Coronavirus Job Retention Scheme. The wage subsidies were presented as a reduction to indirect labor in administrative and marketing expenses. At June 30, 2020, there were no unperformed conditions related to these grants.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-16	Stantec Inc.

17. Other (Income) Expense

	For the quarter ended June 30		For the two quarters ended June 30

	2020 $	2019 $	2020 $	2019 $
Loss on sale of property and equipment	1.4	0.1	1.8	0.3
Unrealized (gain) loss on equity securities	(4.4)	(0.5)	7.0	(5.6)
Other	0.8	(1.1)	(0.6)	(1.2)

Total other (income) expense	(2.2)	(1.5)	8.2	(6.5)

18. Income Taxes

During the first two quarters of 2020, the Company recorded a reorganization tax expense of $2.6 in connection with its reorganization efforts to integrate the operations of Peter Brett Associates LLP with the UK group, a withholding tax expense of $2.3 associated with intercompany distributions, and a tax recovery of $2.0 primarily related to a remeasurement of deferred tax assets and liabilities arising from a change in tax rate in the United Kingdom. These items are the principal source of the variance in the effective tax rate.

In the second quarter of 2020, certain jurisdictions, primarily Canada and the United States, permitted companies to defer payment of corporate income taxes as a result of the COVID-19 pandemic until the third quarter of 2020. As such, the Company deferred the payment of corporate income taxes of $23.8. Other jurisdictions, primarily the United Kingdom and Australia, permitted companies to defer other non-corporate tax payments. The Company deferred payments of these taxes of $11.3 which are due at various dates before the end of the first quarter of 2021. Also, due to a change in United States tax legislation as a result of the COVID-19 pandemic, the depreciable life of leasehold improvements was accelerated for tax purposes, which resulted in an adjustment of $10.2 that increased income taxes recoverable and deferred tax liabilities.

19. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the quarter ended June 30, 2020, is as follows:

				Software	Dividends
	Credit	Notes	Lease	Financing	to
	Facility	Payable	Liabilities	Obligations	Shareholders	Total
	$	$	$	$	$	$
March 31, 2020	816.7	69.9	694.0	8.5	17.2	1,606.3
Statement of cash flows
Proceeds	-	-	2.5	-	-	2.5
Repayments or payments	(62.0)	(7.8)	(31.8)	(3.1)	(17.2)	(121.9)
Non-cash changes
Foreign exchange	-	2.4	(4.4)	(0.1)	-	(2.1)
Additions and modifications	-	(0.1)	14.6	-	-	14.5
Dividends declared	-	-	-	-	17.3	17.3
Other	0.1	0.3	-	-	-	0.4

June 30, 2020	754.8	64.7	674.9	5.3	17.3	1,517.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-17	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2020, is as follows:
				Software	Dividends
	Credit	Notes	Lease	Financing	to
	Facility	Payable	Liabilities	Obligations	Shareholders	Total
	$	$	$	$	$	$
December 31, 2019	756.5	88.7	688.9	15.7	16.1	1,565.9
Statement of cash flows
Proceeds	60.0	-	2.7	-	-	62.7
Repayments or payments	(62.0)	(24.3)	(64.8)	(11.3)	(33.3)	(195.7)
Non-cash changes
Foreign exchange	-	0.2	16.3	0.4	-	16.9
Additions and modifications	-	(0.5)	31.8	0.5	-	31.8
Dividends declared	-	-	-	-	34.5	34.5
Other	0.3	0.6	-	-	-	0.9

June 30, 2020	754.8	64.7	674.9	5.3	17.3	1,517.0

The Credit Facility includes the Company’s revolving credit facility and term loan (note 9).

20. Related-Party Disclosures

At June 30, 2020, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2019, annual consolidated financial statements. The Company enters into related-party transactions through a number of joint ventures, associates, and joint operations. During the first two quarters of 2020, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2019, annual consolidated statements.

21. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker (the CEO) when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment, are reported as discontinued operations (note 4).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the adjustments and eliminations column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-18	Stantec Inc.

Reportable segments from continuing operations

	For the quarter ended June 30, 2020
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	302.9	718.7	211.3	1,232.9	(27.3)	1,205.6
Less inter-segment revenue	10.0	5.4	11.9	27.3	(27.3)	-

Gross revenue from external customers	292.9	713.3	199.4	1,205.6	-	1,205.6
Less subconsultants and other direct expenses	31.8	181.2	41.5	254.5	-	254.5

Total net revenue	261.1	532.1	157.9	951.1	-	951.1

Gross margin	126.7	281.4	81.6	489.7	-	489.7

	For the quarter ended June 30, 2019
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	322.9	693.2	238.1	1,254.2	(30.1)	1,224.1
Less inter-segment revenue	9.4	5.3	15.4	30.1	(30.1)	-

Gross revenue from external customers	313.5	687.9	222.7	1,224.1	-	1,224.1
Less subconsultants and other direct expenses	33.4	185.8	51.3	270.5	-	270.5

Total net revenue	280.1	502.1	171.4	953.6	-	953.6

Gross margin	143.3	277.3	96.9	517.5	-	517.5

	For the two quarters ended June 30, 2020
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	622.5	1,413.0	441.8	2,477.3	(51.2)	2,426.1
Less inter-segment revenue	18.7	10.1	22.4	51.2	(51.2)	-

Gross revenue from external customers	603.8	1,402.9	419.4	2,426.1	-	2,426.1
Less subconsultants and other direct expenses	66.9	361.8	91.1	519.8	-	519.8

Total net revenue	536.9	1,041.1	328.3	1,906.3	-	1,906.3

Gross margin	266.2	553.5	176.7	996.4	-	996.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-19	Stantec Inc.

	For the two quarters ended June 30, 2019
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	641.5	1,335.2	462.1	2,438.8	(63.2)	2,375.6
Less inter-segment revenue	20.1	11.0	32.1	63.2	(63.2)	-

Gross revenue from external customers	621.4	1,324.2	430.0	2,375.6	-	2,375.6
Less subconsultants and other direct expenses	70.4	344.7	102.8	517.9	-	517.9

Total net revenue	551.0	979.5	327.2	1,857.7	-	1,857.7

Gross margin	282.3	539.6	184.1	1,006.0	-	1,006.0

The following tables disclose the disaggregation of non-current assets and gross revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue

	June 30	December 31	For the quarter ended June 30		For the two quarters ended June 30
	2020	2019	2020	2019	2020	2019
	$	$	$	$	$	$

Canada	712.6	760.5	292.9	313.5	603.8	621.4
United States	1,541.8	1,486.2	713.3	687.9	1,402.9	1,324.2
United Kingdom	138.9	143.3	75.9	51.5	160.7	104.7
Other global geographies	327.6	326.4	123.5	171.2	258.7	325.3

	2,720.9	2,716.4	1,205.6	1,224.1	2,426.1	2,375.6

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the quarter ended June 30		For the two quarters ended June 30
	2020	2019	2020	2019
	$	$	$	$

Buildings	258.7	269.4	531.8	530.4
Energy & Resources	152.5	157.6	329.4	310.1
Environmental Services	184.1	189.9	364.5	359.6
Infrastructure	353.5	356.1	695.6	682.5
Water	256.8	251.1	504.8	493.0

Total gross revenue from external customers	1,205.6	1,224.1	2,426.1	2,375.6

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in changes to this pattern.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-20	Stantec Inc.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

22. Event after the Reporting Period

Dividend

On August 5, 2020, the Company declared a dividend of $0.155 per share, payable on October 15, 2020, to shareholders of record on September 30, 2020.

23. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for 2020.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2020	F-21	Stantec Inc.

Head Office
400-10220 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Ph: 780-917-7000 Fx: 780-917-7330 ir@stantec.com

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

ON THE COVER
Joint Venture with Snøhetta Temple University – Charles Library Philadelphia, Pennsylvania Photo credit: Michael Grimm